EXHIBIT 4.3

                             CAREMATRIX CORPORATION

         1995 Non-qualified Stock Option Plan for Non-employee Directors
                      (as amended through October 14, 1996)


         The 1995 Non-Qualified Stock Option Plan for Non-Employee Directors (the "Plan") is established to attract, retain and compensate for service highly qualified individuals who are not current or former employees of CareMatrix Corporation, a Delaware corporation (the "Company") as members of the Board of Directors and to enable them to increase their ownership in the Company's Common Stock, $.05 par value per share (the "Common Stock"). The Plan will be beneficial to the Company and its stockholders since it will allow these directors to have a greater personal financial stake in the Company through the ownership of Company stock, in addition to aligning more closely their common interest with stockholders in increasing the value of the Common Stock over the long term.

1.       Eligibility

         All members of the Company's Board of Directors who are not current or former employees of the Company or any of its subsidiaries ("Non-Employee Directors") are eligible to participate in this Plan.

2.       Options

         Only a nonqualified stock option ("NQSO") may be gratned under this Plan.

3.       Shares Available

         (a) Number of Shares Available: There are hereby reserved for issuance under the Plan 36,000 shares of Common Stock, which may be authorized but unissued shares, treasury shares, or shares purchased on the open market.

         (b) Recapitalization Adjustment: In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering, or any other change in the corporate structure or shares of the Company, adjustments in the number and kind of shares authorized by this Plan, in the number and kind of shares covered by, and in the option price of, outstanding NQSO's under this Plan shall be made if, and in the same manner as, such adjustments are made to NQSO's issued under the Company's then current combination or other incentive stock option plan.

4.       Annual Grant of Nonqualified Stock Options

         Each year on the first Friday following the Company's Annual Meeting of Stockholders, each individual elected, reelected or continuing as a Non-Employee Director shall automatically receive a NQSO covering 1,200 shares of Common Stock. Notwithstanding the foregoing, if, on the first Friday, the legal counsel ("Counsel") to the Company determines, in his/her sole


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discretion, that the Company is in possession of material, undisclosed information about the Company, then the annual grant of NQSO's to Non-Employee Directors shall be suspended until the second day after public dissemination of such information and the price, exercise date and option period shall then be determined by reference to such later date. If Common Stock is not traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") Small-Cap System on any date a grant would otherwise be awarded, then the grant shall be made the next day thereafter on which Common Stock is so traded.

5.       Option Price

         The price of the NQSO shall be either (a) the simple average of the high and low prices at which the Common Stock traded on the date of the grant, as quoted on NASDAQ on that date, or (2) the price of the last sale of Common Stock on that date as quoted by NASDAQ, whichever is higher.

6.       Option Period

         One-third of the shares of Common Stock underlying each NQSO granted under this Plan shall become exercisable on each of the following: the date of grant, the Friday prior to the first Annual Meeting of Stockholders following the date of grant, and the Friday prior to the second Annual Meeting of Stockholders following the date of grant. The foregoing exercise dates shall apply to all NQSO's granted under the Plan. A NQSO granted under this Plan shall expire ten years after date of grant ('Option Period").

7.       Payment

         The NQSO price shall be paid in cash in U.S. dollars at the time the NQSO is exercised.

8.       Cessation of Service

         Upon cessation of service as a Non-Employee Director (for reasons other than death), only those NQSO's immediately exercisable at the date of cessation of service shall be exercisable by the grantee. Such NQSO's must be exercised within three months of cessation of service (but in no event after the expiration of the Option Period) or they shall be forfeited.

9.       Death

         Upon the death of a Non-Employee Director, only those NQSO's which were exercisable on the date of death shall be exercisable by his/her legal representatives or heirs. Such NQSO's must be exercised within three months from the date of death (but in no event after the expiration of the Option Period) or they shall be forfeited.

10.      Administration and Amendment of the Plan

         This Plan shall be administered by the Board of Directors of the Company. This Plan may be terminated or amended by the Board of Directors as they deem advisable. However, an amendment revising the price, date of exercisability, option period of, or amount of shares under the NQSO shall not be made more frequently than every six months unless necessary to


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comply with the Internal Revenue Code of 1986, as amended, or with the Employee
Retirement Income Security Act of 1974, as amended. No amendment may revoke or alter in a manner unfavorable to the grantees any NQSO's then outstanding, nor may the Board amend this Plan without stockholder approval where the absence of such approval would cause the Plan to fail to comply with Rule 16b-3 under the Securities Exchange Act of 1934 (the "Act"), or any other requirement of applicable law or regulation. A NQSO may not be granted under this Plan after April 30, 2005 but NQSO's granted prior to that date shall continue to become exercisable and may be exercised according to their terms.

11.       Nontransferability

         No NQSO granted under this Plan is transferable other than by will or the laws of descent and distribution. During the grantee's lifetime, a NQSO may only be exercised by the grantee or the grantee's guardian or legal representative.

12.      Compliance with SEC Regulations

         It is the Company's intent that the Plan comply in all respects with Rule 16b-3 of the Act and any regulations promulgated thereunder. If any provision of this Plan is later found not be in compliance with the Rule, the provision shall be deemed null and void. All grants and exercises of NQSO's under this Plan shall be executed in accordance with the requirements of Section 16 of the Act, as amended, and any regulations promulgated thereunder.

13.      Miscellaneous

         Except as provided in this Plan, no Non-Employee Director shall have any claim or right to be granted a NQSO under this Plan. Neither the Plan nor any action thereunder shall be construed as giving any director any right to be retained in the service of the Company.

14.      Effective Date

         This Plan shall be effective May 1, 1995, subject to stockholder approval.